EXHIBIT 99.1

Almaden Minerals Ltd. Enters into Secured Gold Loan Agreement with Almadex Minerals Ltd.

VANCOUVER, B.C., May 14, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or the “Borrower”; TSX: AMM; NYSE American: AAU) has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”; TSX.V: DEX) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold to Almaden. The approximate value of this gold is US$2 million.

Under the terms of the Gold Loan, Almaden will be entitled to draw-down the gold in minimum 400 oz tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in U.S. dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Borrower (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of shares of the Borrower (“Shares”), according to the Lender’s preference. Mandatory prepayment shall be required in the event that the Borrower’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Borrower to deliver 100 gold ounces per month to the Lender. In addition, the Borrower has the right to pre-pay the Loan Value at any time without penalty, in either gold or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Borrower in cash or gold. A standby fee of 1% per annum shall apply to any undrawn amount on the Gold Loan. In addition, Almaden has agreed to issue Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of CAD$1.50 per Share and expiry date of May 14, 2024 as an arrangement fee.

Security for the loan is certain equipment related to the Rock Creek Mill (see Almaden press release of October 19, 2015), which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control. The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the common shares issuable upon exercise of the Warrants, and the Shares issuable pursuant to the Gold Loan. The listing is subject to Almaden fulfilling all of the listing requirements of the TSX on or before June 14, 2019.

Duane Poliquin, Chairman of both Almaden and Almadex, stated “this Gold Loan provides Almaden with a non-dilutive means to continue advancing Ixtaca through permitting, while also commercializing a latent financial asset held by Almadex. We are pleased to be in a position to advance Ixtaca in this manner, the success of which will benefit both Almaden and Almadex shareholders, given Almadex’s 2.0% NSR royalty on the project.”

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca Project, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Project was discovered by Almaden in 2010.

About Almadex

Almadex Minerals Ltd. is an exploration company that holds a large mineral portfolio consisting of projects and NSR royalties in Canada, the U.S., and Mexico. This portfolio is the direct result of over 35 years of prospecting and deal-making by Almadex's management team. Almadex owns a number of portable diamond drill rigs, enabling it to conduct cost effective first pass exploration drilling in house.

On Behalf of the Board of Directors of Almaden	On Behalf of the Board of Directors of Almadex

“Duane Poliquin” J. Duane Poliquin Chairman Almaden Minerals Ltd.	“Morgan Poliquin” Morgan Poliquin President, CEO and Director Almadex Minerals Ltd.

Forward Looking Statements

Neither the TSX, the TSXV, nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.

Forward Looking Information includes, but is not limited to, disclosure regarding advancement of the Ixtaca Project, which in turn is based on assumptions about future economic conditions and courses of action. In preparing the Forward-Looking Information in this news release, Almaden has applied several material assumptions, including, but not limited to, that the current price and demand for gold and silver will be sustained or will improve, and that general business and economic conditions will not change in a materially adverse manner.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Almaden and Almadex to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, the conditional approval of the Gold Loan by the TSX and TSXV, the conditional approval of the issuance of the Shares and Warrants by the TSX, the price of gold and availability of funds under the Gold Loan, the draw down on the Gold Loan, the use of proceeds of the Gold Loan and Almaden’s plans for further advancement of the Ixtaca Project; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C.

Although Almaden and Almadex have attempted to identify important factors that could affect Almaden and Almadex and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Almaden and Almadex do not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

Almadex Minerals Ltd.
Tel. 604.689.7644
Email: info@almadexminerals.com
http://www.almadexminerals.com/